Exhibit 6.19

Scopus BioPharma Inc.

420 Lexington Avenue Suite 300

New York, New York 10170

Life Science Portfolio Managers

Attention: Mr Paul Hopper

101/50 McLachlan Avenue

RUSHCUTTERS BAY NSW 2011

Dear Paul,

Appointment as Co-Chairman

This letter agreement (Agreement) outlines the terms on which Kilinwata Investments Pty Ltd, as trustee for the Life Science Portfolio Managers Trust (Kilinwata), has agreed to make available the services of Paul Hopper (Hopper) to act as the Co-Chairman of Scopus BioPharma Inc. (Company) following the closing (Closing) as defined in the Conditional Stock Purchase Agreement dated June 8, 2020 by, between and among the Company, Biosciences Oncology Pty. Ltd., Hopper and the selling shareholders parties thereto.

Appointment

1.	Upon the Closing, Hopper will be appointed to the Company’s Board of Directors (Board) and will be appointed to serve as the Co-Chairman. Hopper will be appointed to the class of directors with a remaining term of approximately two years.

2.	In consideration of Hopper’s appointment, Kilinwata will make Hopper available to provide services to the Company in connection with serving as Co-Chairman. The services to be provided shall consist of assisting the Company, when reasonably requested, in connection with capital raising efforts, including introducing the Company to sources of capital, assisting the Company in connection with its business strategy and sourcing and developing business opportunities for the Company (Services).

3.	While Hopper is serving on the Board, Kilinwata will assure Hopper will be available upon reasonable notice to be present in the United States to attend board meetings or to promote the business of the Company at least four times per any consecutive 12 month period.

4.	Kilinwata agrees to ensure that in his capacity as the Co-Chairman of the Company, Hopper will:

(a)	report to, and take reasonable instructions from, the Board.

(b)	be responsible for review of the strategic direction of the Company subject to the overall control of the Board;

(c)	assume and exercise such other powers and perform such other duties from time to time vested in or assigned to Hopper by the Board and in so doing will comply in all respects with the reasonable and lawful orders and directions given or made by the Board;

(d)	well and faithfully serve the Company and use his best endeavors to promote its interest and welfare and develop and extend their business;

(e)	unless absent through illness or involuntary injury, or subject to the approval of the Company to the contrary, devote sufficient of his time and attention to the business of the Company and other members of the Group during the normal working hours as required by the Board and at such other times as may be reasonably necessary but in no event will Hopper be required to devote more than 25% of his time to the business and affairs of the Company; and

(f)	not at any time while serving on the Board or as Co-Chairman, without the prior written consent of the Company, be engaged in any other employment, business or occupation that may reasonably be expected to give rise to an actual conflict of interest with his duties as a director of the Company (including his duties under this Agreement), except for the Additional Roles (as defined in clause 12);

Remuneration

5.	In consideration for acting as the Co-Chairman and providing the Services, the Company will pay Kilinwata a fee of $12,500 per month in arrears (Fee) commencing on the first day of the first month following the Closing and continuing for twenty-four consecutive months.

6.	The Fee is inclusive of all other director’s fees otherwise payable to Hopper.

7.	In respect of Hopper, Kilinwata must:

(a)	pay remuneration and other employment related entitlements, and make superannuation contributions;

(b)	pay payroll tax to the relevant statutory authority;

(c)	take out and maintain a current workers’ compensation or similar insurance policy and pay workers’ compensation insurance premiums;

(d)	deduct and remit income tax installments; and

(e)	pay fringe benefits tax, and other statutory charges or taxes, as required by applicable laws.

8.	The parties agree that:

(a)	Kilinwata’s obligations regarding Hopper are not recoverable by Kilinwata from the Company; and

(b)	except as otherwise provided in this Agreement, Kilinwata is responsible for all costs and expenses incurred in the performance of the obligations of Kilinwata and Hopper under this Agreement.

9.	Should any governmental authority consider the relationship between the Company and Hopper to be one of employer and employee:

(a)	Kilinwata will indemnify the Company from and against all expenses, losses, damages, penalties and costs (on a solicitor and own client basis and whether incurred by or awarded against the Company) that the Company or other Group companies may sustain or incur as a result, whether directly or indirectly, of any failure by the Company to:

(i)	pay salaries and wages, annual leave, sick leave, long service leave or any other benefit to which Hopper may be entitled under any contract of service with the Company under any award, statute or common law;

(ii)	pay taxes and duties in respect of the remuneration and benefits referred to in paragraph 9(a)(i); or

(iii)	maintain adequate insurance in respect of workers' compensation; and

(b)	the Company may immediately deduct from the Fee any amounts it is required by law to deduct, including tax.

10.	The Company will pay for or reimburse Kilinwata for reasonable travel and out-of-pocket expenses incurred by Hopper in providing Services and attending board meetings, including business class airfare and hotel expenses, subject to Kilinwata providing the appropriate receipts and tax invoices.

Other roles

11.	The Company acknowledges that Hopper is a director and shareholder of Kilinwata Investments Pty Ltd as trustee of the Life Science Portfolio Managers Trust which operates a consulting business known as Life Science Portfolio Managers actively involved internationally in negotiating the sale, license or merger of numerous life science companies or technologies, at any one time, in addition to other commercial endeavors in the biotechnology field, potentially as a founder, director and financier.

12.	In addition to being the Co-Chairman of the Company, Hopper also holds the following positions as at the date of this Agreement (Additional Roles):

(a)	Director and shareholder of Kilinwata Investments Pty Ltd as trustee of the Life Science Portfolio Managers Trust;

(b)	Executive Chairman of Imugene Ltd;

(c)	Director of Moreglade Pty Ltd;

(d)	Chairman of BioScience Oncology Pty Ltd;

(e)	Chairman of Semexion Pty Ltd;

(f)	Consultant to Heart Research Institute, University of Sydney;

(g)	Executive Chairman of Suda Pharmaceutical, Ltd; and

(h)	Chairman of C19 Therapeutics Pty Ltd.

13.	Without otherwise limiting Hopper’s duties as a director of the Company, the Company acknowledges that Hopper is under no obligation to present to the Company potential corporate acquisition opportunities that come to attention of Kilinwata or Hopper in the course of Hopper carrying out an Additional Role unless they are opportunities which the Company might reasonably be expected to be interested, given its existing technology and current lines of business.

14.	Kilinwata must ensure that Hopper notifies the Board if Kilinwata or Hopper foresee any areas of actual or potential conflict arising between Hopper’s duties as a director of the Company (including his duties under this Agreement) and Hopper’s duties in performing an Additional Role.

Intellectual property

15.	In clauses 16-20:

Intellectual Property Rights means all intellectual property rights, including but not limited to:

(a)	patents, copyright, rights in circuit layouts, registered designs, trade marks and any right to have confidential information kept confidential; and

(b)	any application or right to apply for registration of any rights referred to paragraph 15 (a),

created by Kilinwata or Hopper, whether alone or with a third party in the course of or in connection with providing services to the Company.

Moral Rights means the following rights in respect of any Intellectual Property Rights:

(a)	the right of integrity of authorship (that is, not to have a work subjected to derogatory treatment);

(b)	the right of attribution of authorship of a work; and

(c)	the right not to have authorship of a work falsely attributed,

(which are rights created by the Copyright Act 1968 (Cth)), and any other similar right capable of protection under the laws of any applicable jurisdiction.

16.	Kilinwata assigns to the Company, and must ensure that Hopper assigns to the Company, all existing and future Intellectual Property Rights.

17.	Kilinwata unconditionally waives, and must ensure that Hopper unconditionally waives, all Moral Rights that Kilinwata or Hopper may have in respect of any present or future works created by Kilinwata or Hopper, either alone or with others, in the course of or in connection with providing Services to the Company.

18.	Kilinwata unconditionally consents to any act or omission by the Company in relation to all works made, or to be made, by Kilinwata or Hopper (either alone or with others) in the course of providing services to the Company either on their own account or in collaboration with others, which may otherwise be an infringement of the Moral Rights of Kilinwata or Hopper.

19.	Kilinwata must disclose, and must ensure Hopper discloses, all Intellectual Property Rights to the Company.

20.	Kilinwata must do, and must ensure Hopper must do, all things reasonably requested by the Company to enable the Company to exploit and assure further the rights assigned, and consents given, under clauses 16-19.

Confidential information

21.	In clauses 22-24:

Confidential Information means:

(a)	all confidential information including, but not limited to:

(i)	trade secrets and confidential know-how; and

(ii)	financial, accounting, marketing and technical information, customer and supplier lists, know-how, technology, operating procedures, price lists, data bases, source codes and methodologies,

of which Kilinwata or Hopper become aware or generate in the course of, or in connection with, (including confidential information belonging to a third party) providing services to the Company; and

(b)	all copies, notes and records based on or incorporating the information referred to in paragraph 21(a);

(c)	the terms of this Agreement,

but does not include any information that was public knowledge when this Agreement was signed or became so at a later date (other than as a result of a breach o confidentiality by, or involving, Kilinwata or Hopper).

22.	Kilinwata must, and must ensure that Hopper must:

(a)	keep the Confidential Information confidential, except where disclosure is permitted under clause 23; and

(b)	take whatever measures are reasonably necessary to preserve such confidentiality, including:

(i)	complying with all security measures established to safeguard Confidential Information from access or unauthorised use;

(ii)	keeping Confidential Information under the control of Kilinwata and Hopper;

(iii)	not removing Confidential Information from the Company's premises without prior approval of the Company; and

(iv)	immediately notifying the Company if Kilinwata or Hopper suspects or becomes aware Confidential Information is being used, copied or disclosed without authorisation.

23.	Kilinwata and Hopper may:

(a)	only use Confidential Information for the sole purpose of providing services to the Company; and

(b)	disclose Confidential Information:

(i)	only to persons who have signed an agreement to keep the Confidential Information in a form approved by the Company and either:

(A)	have a need to know the Confidential Information (and only to the extent that each has a need to know); or

(B)	been approved by the Company; or

which is or becomes part of the public domain otherwise than by a breach of confidentiality by Kilinwata or Hopper; or

(ii)	that Kilinwata or Hopper are required by law to disclose.

24.	Kilinwata must provide, and must ensure that Hopper provides, assistance reasonably requested by the Company in relation to any proceedings any Group company may take against any person for unauthorized use, copying or disclosure of Confidential Information.

Relationship

25.	Kilinwata is engaged as an independent contractor. This Agreement is not intended to create, or provide evidence of, an employment relationship, partnership, agency or joint venture.

Governing law and jurisdiction

26.	This Agreement shall be deemed to have been made and delivered in New York City and will be governed as to validity, interpretation, construction, effect and in all other respects by the internal law of the State of New York. The parties hereto (i) agree that any legal suit, action or proceeding arising out of or relating to this Agreement will be instituted exclusively in New York State Supreme Court, County of New York, or in the United States District Court for the Southern District of New York and (ii) irrevocably consent to the jurisdiction of the New York State Supreme Court, County of New York, and the United States District Court for the Southern District of New York in any such suit, action or proceeding and (iii) agrees that service of process upon it mailed by certified mail to its addresses set forth in this Agreement for the parties will be deemed in every respect effective service of process upon it in any suit, action or proceeding.

Please indicate your acceptance of the terms of this Agreement by signing and returning a duplicate copy of this Agreement.

Yours sincerely

/s/ Joshua R. Lamstein

Joshua R. Lamstein

Co-Chairman

Agreed and accepted

/s/ Paul Hopper
Paul Hopper
Director
Kilinwata Investments Pty Ltd as trustee for the Life Science Portfolio Managers Trust

Date: June 10, 2022